Exhibit (A)(1)

CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801-3336
tel 407.650.1000 800.522.3863
fax 407.650.1013
www.cnlgrowthproperties.com

August 26, 2016	Investor Inquiries:
P.O. Box 219001
Kansas City, Missouri 64121-9001
toll-free 866.650.0650

Dear Stockholder:

Thank you for your investment in CNL Growth Properties, Inc. On August 15, 2016, Everest REIT Investors I, LLC, (Everest) launched an unsolicited tender offer to purchase up to 1,100,000 shares of our common stock at $7.00 per share in cash.

Our board of directors recommends that stockholders reject the offer. Our board of directors believes that the unsolicited tender offer represents an opportunistic attempt to purchase shares at a low share price and make a profit, and as a result, deprive stockholders who tender their shares of the potential opportunity to realize the long-term value of their investment in CNL Growth Properties. Please note, we are not affiliated with Everest or their offer.

Our estimated net asset value (NAV) per share as of December 31, 2015 was $8.65 per share. On August 4, 2016, the stockholders approved our Plan of Dissolution. This Plan of Dissolution allows for a complete liquidation of our remaining assets, the net proceeds of which are expected to range from $8.41 to $9.39 per share. In addition, we previously paid distributions to stockholders in the amount of $3.00 per share. The Everest tender offer of $7.00 per share is less than the estimated range of net proceeds. In addition, the Everest tender offer stipulates that any dividends or distribution made after September 26, 2016 will be assigned to Everest. Stockholders who accept the tender offer will not be entitled to receive future distributions, if any. For these and other reasons stated in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, our board of directors has concluded that the Everest tender offer is not in the best interest of stockholders.

You should carefully read the enclosed Schedule 14D-9, which has been filed with the Securities and Exchange Commission, as it sets forth the reasons for our board of directors’ recommendation, before making any decision regarding the tender offer.

We recognize that due to the suspension of our stock redemption plan and the lack of a trading market for our shares, that stockholders may decide to accept the tender offer based on, among other things, their individual liquidity needs. Our board of directors acknowledges that stockholders must evaluate whether to tender their shares based on all the information available, including the factors considered by our board of directors and described in the Schedule 14D-9. Our board of directors believe that in making a decision, each stockholder should keep in mind that our board of directors can provide no assurance with respect to future distributions or the value of our shares, which can change periodically, or future liquidity to the stockholders.

PLEASE CONSULT WITH YOUR FINANCIAL AND TAX ADVISORS BEFORE MAKING ANY DECISION AFFECTING YOUR INVESTMENT IN THE SHARES.

Thank you for your investment and continued support of CNL Growth Properties. If you have any questions regarding the tender offer, you are encouraged to contact your financial advisor.

Sincerely,

Thomas K. Sittema	Stephen H. Mauldin
Chairman of the Board	Chief Executive Officer & President

Enclosure

cc: Financial advisors